LMP Automotive Holdings, Inc.

601 N. State Road 7

Plantation, FL 33317

March 8, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.
Offering Statement on Form 1-A
File No. 024-10874

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), LMP Automotive Holdings, a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-10874), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2018.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the offering cannot be completed at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Michael Campoli of Pryor Cashman LLP, at (212) 326-0468.

Very truly yours,

/s/ Samer Salahel-Din Tawfik
Samer Salahel-Din Tawfik
Chairman, President and Chief Executive Officer